[redacted]

KH 4/3

12013874

SEC
Mail Processing
Section

MAR 0 2 2012

Washington, DC
125

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: April 30, 2013 |
| Estimated average burden hours per respons... 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68433 |

## FACING PACE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chaffe Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| 152172 |
| FIRM ID. NO. |

201 St. Charles Ave., Suite 1410
(No. and Street)

| New Orleans | LA | 70170 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan W. Briggs — 504-524-1801 (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name- *if individual, state last, first, middle name*)

| 5100 Village Walk., Suite 300 | Covington | LA | 70433 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Sec 1410 (06-02)** ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, Jonathan Briggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chaffe Securities, Inc. as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Riley J. Busenlener
Notary Public, State of Louisiana
My Commission Is Issued For Life.
Notary ID: 77084, Jefferson Parish
Louisiana Bar: 27982

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Contents

LaPorte
CPAs & BUSINESS ADVISORS

LaPorte, APAC
111 Veterans Blvd. | Suite 600
Metairie, LA 70005
504.835.5522 | Fax 504.835.5535
LaPorte.com

## Independent Auditor's Report

To the Board of Directors
Chaffe Securities, Inc.

We have audited the accompanying statement of financial condition of Chaffe Securities, Inc. (the Company) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chaffe Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

La Porte
A Professional Accounting Corporation

February 22, 2012
Covington, LA

**CHAFFE SECURITIES, INC.**
**Statement of Financial Condition**
**December 31, 2011**

| | |
|---|---|
| **Assets** | |
| Cash and Cash Equivalents | $ 9,453 |
| Certificate of Deposit | 108,289 |
| Receivable from Customers | 102,921 |
| Income Tax Receivable | 166,251 |
| **Total Assets** | **$ 386,914** |
| | |
| **Liabilities and Stockholder's Equity** | |
| | |
| **Liabilities** | |
| Income Tax Payable | $ 14,989 |
| Deferred Income Taxes | 43,227 |
| **Total Liabilities** | **58,216** |
| | |
| **Stockholder's Equity** | |
| Common Stock - $.65 Par Value | |
| 10,000 Shares Authorized, Issued and Outstanding | 6,500 |
| Additional Paid-In Capital | 128,475 |
| Retained Earnings | 193,723 |
| **Total Stockholder's Equity** | **328,698** |
| **Total Liabilities and Stockholder's Equity** | **$ 386,914** |

The accompanying notes are an integral part of these financial statements.

**CHAFFE SECURITIES, INC.**
**Statement of Operations**
**For the Year Ended December 31, 2011**

| | |
|---|---|
| **Revenues** | |
| Investment Banking | $ 2,373,344 |
| Reimbursed Expenses | 16,577 |
| Interest Income | 8,289 |
| **Total Revenues** | 2,398,210 |
| **Expenses** | |
| Management Fees | 1,400,069 |
| Legal and Professional | 119,361 |
| Regulatory Fees | 20,637 |
| Other Operating Expenses | 520,989 |
| **Total Expenses** | 2,061,056 |
| **Income Before Income Tax Expense** | 337,154 |
| **Income Tax Expense** | 137,855 |
| **Net Income** | $ 199,299 |

The accompanying notes are an integral part of these financial statements.

**CHAFFE SECURITIES, INC.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2011**

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **BALANCE - DECEMBER 31, 2010** | $ 6,500 | $ 128,475 | $ (5,576) | $ 129,399 |
| Net Income for the Year 2011 | - | | 199,299 | 199,299 |
| Stockholder Contributions | - | 500,000 | - | 500,000 |
| Stockholder Distributions | - | (500,000) | - | (500,000) |
| **BALANCE - DECEMBER 31, 2011** | $ 6,500 | $ 128,475 | $ 193,723 | $ 328,698 |

The accompanying notes are an integral part of these financial statements.

**CHAFFE SECURITIES, INC.**
**Statement of Changes in Liabilities**
**Subordinated to Claims of General Creditors**
**For the Year Ended December 31, 2011**

| | |
|---|---|
| Subordinated Liabilities - Beginning of Year | $ - |
| Increases | - |
| Decreases | - |
| Subordinated Liabilities - End of Year | $ - |

The accompanying notes are an integral part of these financial statements.

**CHAFFE SECURITIES, INC.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2011**

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net Income | $ 199,299 |
| Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities | |
| Increase in Receivable from Customers | (102,921) |
| Increase in Income Tax Receivable | (166,251) |
| Increase in Payables | 10,487 |
| Increase in Deferred Tax Liabilities | 43,227 |
| **Net Cash Used in Operating Activities** | (16,159) |
| **Cash Flows from Investing Activities** | |
| Increase in Certificate of Deposit | (8,289) |
| **Net Cash Used in Investing Activities** | (8,289) |
| **Cash Flows from Financing Activities** | |
| Stockholder Contributions | 500,000 |
| Stockholder Distributions | (500,000) |
| **Net Cash Used in Financing Activities** | - |
| **Net Decrease in Cash and Cash Equivalents** | (24,448) |
| **Cash and Cash Equivalents, Beginning of Year** | 33,901 |
| **Cash and Cash Equivalents, End of Year** | $ 9,453 |

The accompanying notes are an integral part of these financial statements.

## Note 1. Summary of Significant Accounting Policies

### Business of the Company

Chaffe Securities, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in merger and acquisition transactions and advisory services.

The Company is a wholly owned subsidiary of Chaffe & Associates, Inc. (the Parent). The Company was formed on October 13, 2009, pursuant to the general corporation laws of the state of Louisiana.

### Revenue Recognition

Investment banking fees are recorded on the settlement date basis. Advisory fees are recognized at the time services are earned.

### Receivables from Customers

Receivables are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2011, there was no allowance for doubtful accounts.

### Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

### Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

## Note 1. Summary of Significant Accounting Policies (Continued)

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2. Related Party Transactions

The Company is managed by its Parent. The Company paid Chaffe and Associates, Inc. management fees totaling $1,400,069 and overhead reimbursements totaling $501,786 during the year ended December 31, 2011.

## Note 3. Income Taxes

Components of income tax expense for the year ended December 31, 2011, are as follows:

| | |
|---|---|
| Current | $ 94,628 |
| Deferred | 43,227 |
| **Total** | $ 137,855 |

The effective tax rate for the year ended December 31, 2011, was 41%. Income tax expense differs from the amounts computed by applying the U.S. Federal rate of 34% to income before income tax benefit principally due to the effect of graduated tax rates, state income taxes, and expenses which are not deductible for income tax purposes.

At December 31, 2011, the Company had deferred tax liabilities totaling $43,227, related to the use of the cash basis for income tax purposes, as opposed to the accrual basis for financial statement purposes.

The Company is consolidated with its Parent for U.S. federal income tax return purposes, and files a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2008 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2011, the Company had no uncertain tax positions.

## Note 4. Significant Customers

During the year ended December 31, 2011, the Company had three customers that accounted for 83% of total revenue. At December 31, 2011, receivables due from these customers totaled $49,231.

## Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $55,194, which was $50,194 in excess of its required net capital of $5,000. The Company's Aggregate Indebtedness to Net Capital ratio was 1.05 to 1 at December 31, 2011.

## Note 6. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued, February 22, 2012, and determined that no events occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

**CHAFFE SECURITIES, INC.**
**Supplementary Information**

**Schedule I**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**For the Year Ended December 31, 2011**

| | |
|---|---|
| **Net Capital** | |
| Total Stockholder's Equity | $ 328,698 |
| Deductions and/or Charges | |
| Receivable from Customers | (102,921) |
| Income Tax Receivable | (166,251) |
| Net Capital Before Haircuts on Securities Positions | 59,526 |
| Haircuts on Securities | 4,332 |
| Net Capital | $ 55,194 |
| **Aggregate Indebtedness** | $ 58,216 |
| **Computation of Basic Net Capital Requirement** | |
| Minimum Net Capital Required | $ 5,000 |
| Excess of Net Capital | $ 50,194 |
| Excess Net Capital at 1000% | $ 49,372 |
| Ratio: Aggregate Indebtedness to Net Capital | 1.05 to 1 |
| **Reconciliation with Company's Computation** | |
| (Included in Part II of Form X-17A-5 as of December 31) | |
| Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report (as Amended) | $ 55,194 |
| Net Capital Per Above | $ 55,194 |

**CHAFFE SECURITIES, INC.**
**Supplementary Information**

**Schedule II**
**Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission**

Chaffe Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2011, Chaffe Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

**Schedule III**
**Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission**

Chaffe Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2011, Chaffe Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

**Schedule IV**
**Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts**

Chaffe Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2011, Chaffe Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
111 Veterans Blvd. | Suite 600
Metairie, LA 70005
504.835.5522 | Fax 504.835.5535
LaPorte.com

**Independent Auditor's Report on Internal Control**

To the Board of Directors
Chaffe Securities, Inc.

In planning and performing our audit of the financial statements of Chaffe Securities, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

February 22, 2012
Covington, LA

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
111 Veterans Blvd. | Suite 600
Metairie, LA 70005
504.835.5522 | Fax 504.835.5535
LaPorte.com

**Independent Accountant's Report on Applying Agreed-Upon Procedures**

To the Board of Directors
Chaffe Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Chaffe Securities, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

La Porte
A Professional Accounting Corporation

February 22, 2012
Covington, LA

# CHAFFE SECURITIES, INC.

Audit of Financial Statements

December 31, 2011